August 9, 2019

Gregory J. Hayes
Chairman, President and Chief Executive Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

       Re: United Technologies Corporation
           Registration Statement on Form S-4
           Filed July 17, 2019
           File No. 333-232696

Dear Mr. Hayes:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed July 17, 2019

General

1. We note that the forum selection provision in your amended and restated bylaws will identify a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of
       Delaware) as the exclusive forum for certain litigation, including any "derivative action."
       Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also provide risk factor disclosure describing any risks to investors, and state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent
 Gregory J. Hayes
United Technologies Corporation
August 9, 2019
Page 2
         jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special
Counsel, at 202-551-3584 with any other questions.



FirstName LastNameGregory J. Hayes                              Sincerely,
Comapany NameUnited Technologies Corporation
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